ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

January 12, 2018

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 78 to the Trust’s Registration Statement on Form N-1A

Dear Mr. Minore:

This correspondence is in response to comments you provided to the Trust on January 5, 2018 with respect to the ETFMG Prime Mobile Payments ETF, ETFMG Prime Cyber Security ETF, and ETFMG Prime Junior Silver ETF (each a “Fund” and collectively, the “Funds”), each a series of the Trust, and the Trust’s Post-Effective Amendment No. 78 (the “Amendment”) to its registration statement on Form N‑1A. For your convenience, your comments have been reproduced with responses following each comment.

Comment 1.	Please confirm that each Fund’s 20% bucket for investing in non-component securities will not be used to effectuate leverage.

Response:	The Trust so confirms with respect to each Fund.

Comment 2.	With respect to the footnote to each Fund’s performance table, please confirm that August 1, 2017 is the date that each Fund changed its underlying index.

Response:	The Trust so confirms with respect to each Fund.

Comment 3.
With respect to the Mobile Payments ETF, please revise the third and fourth paragraphs of the “Principal Investment Strategies” section to make clear that investments in a component security are sufficiently tied to the fortunes of the mobile payments industry (e.g., each component security will derive at least 50% of its revenues or profits from the mobile payments industry or will be based on an applicable SIC code or other industry classification). Additionally, please revise the last sentence of the fifth paragraph of the above-referenced section to reflect that all Index components must be selected pursuant to pre-established rules or criteria and not pursuant to discretion (i.e., must be “rules-based”).

Response:
Trust believes that the criteria for inclusion in the Index are consistent with investor expectations for the Fund, including those based on the Fund’s name and that any concern about whether the Fund’s investments are sufficiently consistent with its name is mitigated by the fact that the Fund fully discloses its portfolio holdings on a daily basis on the Fund’s website, which is easily accessible to investors.

Additionally, the Trust notes that it is not aware of any statute, rule, or written guidance from the Commission or its staff that would require an index published by a third-party not affiliated with a fund, its investment adviser, or its distributor to be rules-based. To the contrary, the exemptive order1 issued by the Commission to the Trust and the Fund’s investment adviser incorporates the representations in such applicants’ application for exemptive relief2, which specifically described the obligation of having a “rules based methodology” as pertaining only to Self-Indexing Funds (as defined in the application), Long/Short Funds (as defined in the application), and 130/30 Funds (as defined in the application), none of which include the Fund. However, the Trust has revised the third through fifth paragraphs of the above-referenced section to read as follows to address the staff’s comments:

1 Investment Company Act Release No. 32098 (April 26, 2016).
2 File No. 812-14511 (filed on March 21, 2016).

The Index tracks the performance of the exchange-listed equity securities (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe that (i) engage in providing payment processing services or applications, (ii) provide payment solutions, (iii) build or provide payment industry architecture, infrastructure or software, or (iv) provide services as a credit card network (collectively, “Mobile Payment Companies”).

Mobile Payment Companies are identified by Prime Indexes (the “Index Provider”), an independent index provider that is not affiliated with the Fund’s investment adviser. The Index Provider utilizes issuer financial statements and other public filings and reports, as well as third-party industry research, reports, and analyses, to identify Mobile Payment Companies around the world that meet the Index’s criteria for inclusion. Mobile Payment Companies are then screened for investibility (e.g., must not be listed on an exchange in a country which employs certain restrictions on foreign capital investment), a minimum market capitalization of $100 million, and an operating company structure (as opposed to a pass-through security).

The Index Provider may exclude companies that meet the criteria for inclusion in the Index or include companies that do not meet such criteria if it determines that including them would be contrary to the objective of the Index (e.g., their inclusion would negatively affect the investibility of the Index, the company’s economic fortunes are predominantly driven by a business not related to that of a Mobile Payments Company, the company is expected to meet the inclusion criteria in the immediate future and plays an important role in the mobile payments industry).

Comment 4.
With respect to the Cyber Security ETF, please confirm that the change to the Fund’s management fee noted in the footnote to the fee table was a reduction in the fee and indicate when the new advisory agreement was filed as an exhibit to the Fund’s registration statement.

Response:
The Trust confirms that the Fund’s management fee was reduced effective May 1, 2017 and that the updated schedule of fees to the Fund’s investment advisory agreement was filed as exhibit (d)(2) to the Trust’s registration statement on December 20, 2017.

Comment 5.
With respect to the Cyber Security ETF, please revise the third and fourth paragraphs of the “Principal Investment Strategies” section to make clear that investments in a component security are sufficiently tied to the fortunes of the cyber security industry (e.g., each component security will derive at least 50% of its revenues or profits from the cyber security industry or will be based on an applicable SIC code or other industry classification). Additionally, please revise the last sentence of the fourth paragraph of the above-referenced section to reflect that all Index components must be selected pursuant to pre-established rules or criteria and not pursuant to discretion (i.e., must be “rules-based”).

Response:
Trust believes that the criteria for inclusion in the Index are consistent with investor expectations for the Fund, including those based on the Fund’s name and that any concern about whether the Fund’s investments are sufficiently consistent with its name is mitigated by the fact that the Fund fully discloses its portfolio holdings on a daily basis on the Fund’s website, which is easily accessible to investors.

Additionally, the Trust notes that, as further discussed above in response to comment no. 3, the Fund is not a Self-Indexing Fund, Long/Short Fund, or 130/30 Fund, and consequently, the Trust does not believe that the Fund’s Index is required to be rules-based. However, the Trust has revised the third and fourth paragraphs of the above-referenced section to read as follows to address the staff’s comments:

The Index tracks the performance of the exchange-listed equity securities (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe that (i) engage in providing cybersecurity applications or services as a vital component of its overall business (“CyberSecurity Architecture Providers”) or (ii) provide hardware or software for cybersecurity activities as a vital component of its overall business (“CyberSecurity Application Providers”). Cybersecurity refers to products (hardware/software) and services designed to protect computer hardware, software, networks and data from unauthorized access, vulnerabilities, attacks and other security breaches. The categories of CyberSecurity Architecture Providers and CyberSecurity Application Providers are referred to herein as “sectors”.

Companies in the CyberSecurity Architecture Providers and CyberSecurity Application Providers sectors are identified by Prime Indexes (the “Index Provider”), an independent index provider that is not affiliated with the Fund’s investment adviser. The Index Provider utilizes issuer financial statements and other public filings and reports, as well as third-party industry research, reports, and analyses, to identify CyberSecurity Architecture Providers and CyberSecurity Application Providers around the world that meet the Index’s criteria for inclusion.

The Index Provider may exclude companies that meet the criteria for inclusion in the Index or include companies that do not meet such criteria if it determines that including them would be contrary to the objective of the Index (e.g., their inclusion would negatively affect the investibility of the Index, the company’s economic fortunes are predominantly driven by a business not related to cybersecurity, the company is expected to meet the inclusion criteria in the immediate future and plays an important role in the cybersecurity industry).

Comment 6.
With respect to the Junior Silver ETF, please revise the last sentence of the fourth paragraph under “Principal Investment Strategies” to reflect that all Index components must be selected pursuant to pre-established rules or criteria and not pursuant to discretion (i.e., must be “rules-based”).

Response:
The Trust notes that, as further discussed above in response to comment no. 3, the Fund is not a Self-Indexing Fund, Long/Short Fund, or 130/30 Fund, and consequently, the Trust does not believe that the Fund’s Index is required to be rules-based. However, the Trust has revised the above-referenced sentence to read as follows to address the staff’s comment:

The Index Provider may exclude companies that meet the criteria for inclusion in the Index or include companies that do not meet such criteria if it determines that including them would be contrary to the objective of the Index (e.g., their inclusion would negatively affect the investibility of the Index, the company’s economic fortunes are predominantly driven by a business not related to that of a Junior Silver Company, the company is expected to meet the inclusion criteria in the immediate future and plays an important role in the junior silver industry).

Comment 7.
With respect to the performance table for the Junior Silver ETF, please disclose the average annual total returns for the period ended December 31, 2017, including returns for the five-year period ended December 31, 2017.

Response:	The requested changes have been made.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust